Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Signs Supply Agreement With China Guangdong Nuclear Power
Saskatoon, Saskatchewan, Canada, November 23, 2010
Cameco (TSX: CCO; NYSE: CCJ) announced today it has signed an agreement with China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) to supply 29 million pounds of uranium concentrate under a long-term agreement through 2025.
CGNPC, China’s largest clean-energy enterprise, operates three nuclear power stations and has the largest number of nuclear power plants under construction in the world. CGNPC indicates it has about 17,000 megawatts (MW) of nuclear capacity under construction and expects to have over 50,000 MW on line by 2020.
“This long-term supply agreement with China Guangdong Nuclear Power is a significant step for our company in the world’s fastest growing uranium market,” said Cameco CEO Jerry Grandey. “China Guangdong Nuclear Power has 14 nuclear power units currently under construction and is commencing preliminary work on another nine units. This deal leaves us well positioned to serve the company’s growing uranium requirements.”
Reports from China indicate the country plans to increase its nuclear capacity from the current 11 gigawatts (GW) to at least 80 GW by 2020. A further increase to 120-160 GW or more is planned by 2030.
“This agreement is further evidence that our plan to double uranium production by 2018 aligns well with China’s remarkable nuclear reactor construction program,” added Grandey.
Today’s agreement follows the June 24, 2010 signing of a framework agreement with CGNPC. The long-term supply agreement with CGNPC is subject to Chinese government approval.
Caution Regarding Forward-Looking Information and Statements
Our plan to double uranium production by 2018 is considered to be forward-looking information and statements under Canadian and US securities laws. This plan is based upon a number of material assumptions, and its achievement is subject to a number of material risks, which are discussed in our annual MD&A, including under the headings “Our Strategy” and “About forward-looking information”. We will not necessarily update this information unless we are required to by securities law.

China Guangdong Nuclear Power Holding Co., Ltd. Profile
CGNPC is a state-owned enterprise focused on development, construction and operation of nuclear power plants. CGNPC operates three nuclear power stations with nearly 5,000 MW of installed generating capacity and has 14 nuclear power units under construction. The company also operates conventional generation facilities and is involved in development of solar, wind and hydro technology.
Cameco Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Rob Gereghty	(306) 956-6190